September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sandra Wall and Mr. John Hodgin

Re:	SilverBow Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”)

Filed March 3, 2022

File No. 001-08754

Dear Ms. Wall and Mr. Hodgin:

On behalf of SilverBow Resources, Inc. (“SilverBow,” the “Company” or “we”), we are providing the following responses to the comments on the above-referenced report provided by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated August 31, 2022. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business and Properties

Oil and Natural Gas Reserves, page 9

1.

Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for material additions to your proved reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company undertakes to expand disclosure in applicable future filings to include a general discussion of the technologies used to establish the appropriate level of certainty for periods in which we have material additions to our proved reserves estimates. An example of the expanded disclosure that would be provided in the Form 10-K is as follows (added disclosure is denoted by underline):

The reserves estimation process involves members of the reserves and evaluation department, who report to the Chief Reservoir Engineer. The staff includes engineers whose duty is to prepare estimates of reserves in accordance with the SEC’s rules, regulations and guidelines. This team worked closely with H.J. Gruy and Associates, Inc. (“Gruy”) to ensure the accuracy and completeness of the data utilized for the preparation of the 2021, 2020 and 2019 reserve reports. To achieve reasonable certainty for our reserve estimates, we and Gruy employ technologies that have been demonstrated to yield results with consistency and repeatability and use standard engineering technologies and methods, which are generally accepted by the petroleum industry. The technologies and economic data used to calculate our proved reserves estimates include, but are not limited to, well logs, production tests, seismic data and core data. Our proved reserves additions are prepared using extrapolation of established historical production trends from offsetting producing wells, with similar completions, in analogous reservoirs. Reasonable certainty is further confirmed by applying one or more of these supplemental methods: reservoir modeling which may include analytical and numerical methods, rate transient analysis and geoscience examination, including petrophysical analysis to confirm reservoir continuity. All information from SilverBow’s secure engineering database as well as geological maps, well logs, production tests and other pertinent data were provided to Gruy for independent analysis.

Proved Undeveloped Reserves, page 12

2.

We note your disclosure of a tabular summary that sets forth the net volumes of proved undeveloped reserves and the year these reserves were added. Please expand your disclosure to clarify that all of the proved undeveloped reserves disclosed as of December 31, 2021 are part of a development plan and drilling schedule adopted by your management resulting in the conversion of these reserves within five years of initial disclosure. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules.

Response: The Company respectfully acknowledges the Staff’s comment. The Company undertakes to expand disclosure in applicable future filings to clarify that the Company’s development plan and drilling schedule adopted by our management will result in the conversion of all proved undeveloped reserves to developed reserves within five years of initial classification. An example of the expanded disclosure that would be provided in the Form 10-K is as follows:

Proved undeveloped locations in our reserve report are included in our development plan adopted by our management and are scheduled to be drilled within five years from the year they were initially disclosed.

3.

If there are material amounts of proved undeveloped reserves as of December 31, 2021 that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that there are no material amounts of proved undeveloped reserves as of December 31, 2021 that are not scheduled to be converted to proved developed status within five years from the year they were initially disclosed.

Oil and Gas Wells, page 13

4.

Please expand your disclosure of the gross and net oil and gas wells in which the Company owned interests to clarify, if true, that these wells are productive wells pursuant to the disclosure requirement in Item 1208(a) and definition of a productive well in 1208(c)(3) of Regulation S-K.

This comment also applies to your disclosure of “producing” wells shown in the table of results of the Company’s drilling and completion activities on page 14. Refer to the disclosure requirements in Item 1205(a) and the definitions in part (b) of Regulation S-K, which clarifies the number of wells drilled refers to the number of wells completed at any time during the year, regardless of when drilling was initiated.

To the extent that the wells shown in your tabular summaries do not comply with these requirements, please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s tabular disclosure on page 13 of the Form 10-K did not include 15, 10 and 13 gross (10, 9 and 10 net) productive but not producing gas wells as of December 31, 2021, 2020 and 2019, respectively. The excluded wells represent 2.8%, 2.6% and 3.7% of the Company’s total gross number of wells as of December 31, 2021, 2020 and 2019, respectively. The Company undertakes to include all productive wells, including non-producing wells, in future disclosure, revise the introduction to the tabular presentation to clarify that the tabular presentation sets forth the Company’s total “productive” gross and net wells, and add to the Glossary of Abbreviations and Terms the defined term “productive well,” as defined in Item 1208(c)(3) of Regulation S-K.

Further, the Company confirms that the tabular disclosure on page 14 of the Form 10-K reflects productive wells as defined in Item 1208(c)(3) of Regulation S-K. The Company undertakes to revise the Company’s drilling and completion activities tabular disclosure in applicable future filings to replace the column heading “Producing” with “Productive”.

Supplemental Information (Unaudited) Supplemental Reserves Information, page 80

5.

Please expand the tabular presentation of your proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of each year shown in the reconciliation, e.g. December 31, 2019. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4.

Response: The Company respectfully acknowledges the Staff’s comment. The Company undertakes to provide three years of reconciliations of proved developed and proved undeveloped reserves in applicable future filings. The following table expands the existing supplemental reserves disclosure on page 80 of the Form 10-K to include a reconciliation from December 31, 2018 to December 31, 2019, as well as proved developed reserves and proved undeveloped reserve quantities as of December 31, 2019. The footnotes to the following table modify the existing disclosure to identify and quantify, as applicable, all of the factors that contributed to the overall change in the line item.

	Total	Natural Gas	Oil	NGL
Estimates of Proved Reserves	(Mcfe)	(Mcf)	(Bbls)	(Bbls)
Proved reserves as of December 31, 2018	1,345,362,253	1,096,407,555	12,778,815	28,713,634
Extensions, discoveries, and other additions (3)	434,834,382	346,973,742	6,891,900	7,751,540
Revisions of previous estimates (1)	(275,773,843)	(220,640,925)	(1,054,261)	(8,134,558)
Purchases of minerals in place	336,498	—	56,083	—
Production	(84,320,479)	(64,388,294)	(1,604,931)	(1,717,100)

Proved reserves as of December 31, 2019	1,420,438,811	1,158,352,078	17,067,606	26,613,516
Extensions, discoveries, and other additions (3)	31,651,332	23,120,341	1,079,804	342,028
Revisions of previous estimates (1)	(289,880,078)	(193,642,309)	(4,053,158)	(11,986,475)
Purchases of minerals in place (4)	11,576,517	11,576,517	—	—
Sales of minerals in place	(571,321)	(323,726)	(41,266)	—
Production	(66,800,181)	(50,987,958)	(1,521,485)	(1,113,881)

Proved reserves as of December 31, 2020	1,106,415,080	948,094,943	12,531,501	13,855,188
Extensions, discoveries, and other additions (3)	359,374,661	324,625,474	3,930,631	1,860,900
Revisions of previous estimates (1)	(198,471,444)	(199,625,710)	(1,644,367)	1,836,746
Purchases of minerals in place (4)	226,564,990	142,794,045	10,942,051	3,019,773
Production	(78,112,880)	(60,509,606)	(1,461,657)	(1,472,222)

Proved reserves as of December 31, 2021	1,415,770,407	1,155,379,146	24,298,159	19,100,385

Proved developed reserves (2)
December 31, 2019	579,122,401	478,005,141	6,475,646	10,377,231
December 31, 2020	506,149,407	415,390,459	6,962,826	8,163,666
December 31, 2021	658,230,618	525,736,580	9,692,076	12,390,263
Proved undeveloped reserves
December 31, 2019	841,316,410	680,346,937	10,591,960	16,236,285
December 31, 2020	600,265,673	532,704,484	5,568,676	5,691,522
December 31, 2021	757,539,789	629,642,566	14,606,082	6,710,122

(1)

Revisions of previous estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics, reservoir pressure and commodity pricing. The downward revisions for 2021 include approximately 170.6 Bcfe attributable to the reclassification of PUDs to unproved due to changes in the Company’s five-year development plan, 62.9 Bcfe due to performance revisions, and 6.6 due to demonstrated changes in operating expenses, partially offset by Company-wide positive commodity sales price revisions of 41.7 Bcfe. The downward revisions for 2020 include approximately 225.0 Bcfe attributable to the reclassification of PUDs due to changes in the Company’s five-year development plan, 50.7 Bcfe due to performance revisions, and Company-wide commodity sales price revisions of 25.0 Bcfe, partially offset by 10.9 Bcfe due to demonstrated changes in operating expenses. The downward revisions for 2019 include approximately 191.3 Bcfe attributable to the reclassification of PUDs to unproved due to changes in the Company’s five-year development plan, 77.5 Bcfe due to performance revisions, and Company-wide commodity sales price revisions of 11.5 Bcfe, partially offset by 4.5 Bcfe due to demonstrated changes in operating expenses.

(2)	At December 31, 2021, 2020 and 2019, 46%, 46% and 41% of our reserves were proved developed, respectively.

(3)

The 2021 additions were due to discovery and extensions of 359.4 Bcfe attributable to drilling results of 331.5 Bcfe and leasing of adjacent acreage of 27.8 Bcfe. Similarly, the 2020 additions were due to discovery and extensions of 31.7 Bcfe, all attributable to drilling results. The 2019 additions of 434.8 Bcfe were attributable to drilling results of 287.9 Bcfe and leasing of adjacent acreage of 147.0 Bcfe.

(4)

Purchases of minerals in place for 2021 are 226.6 Bcfe and relate to our August 2021 Acquisition of 113.6 Bcfe, October 2021 Acquisition of 44.8 Bcfe, November 2021 Acquisition of 54.8 Bcfe and several smaller acquisitions totaling 13.4 Bcfe. Our 2020 purchases of minerals in place are 11.6 Bcfe and relate to our April 2020 Acquisition. See Note 9 to SilverBow’s consolidated financial statements for more information on the Company’s acquisitions and dispositions.

6.

We note you identify the reclassification of PUDs to unproved due to changes in the Company’s five-year development plan as the single primary factor that contributed to the revisions in the previous estimates of your total proved reserves for the years ending December 31, 2021 and 2020. Please modify your discussion to identify all of the factors that contributed to the overall change in the line item. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change, please separately identify and quantify each factor.

For example, the disclosure pertaining to revisions in previous estimates of your reserves should identify the changes associated with individual factors, such as changes in commodity prices, costs, property interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations, and previously adopted development plans. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained to comply with FASB ASC 932-235-50-5.

This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page 12. Refer to Item 1203(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff’s attention to the expanded footnotes to the table included in the response to comment #5. Further, the Company undertakes to expand and clarify related discussion of the changes in proved undeveloped reserves in future filings. An example of the expanded disclosure that would be provided in the Form 10-K is as follows (added disclosure is denoted by underline):

During 2021, the Company’s proved undeveloped reserves increased by approximately 157.3 Bcfe primarily due to increases in our natural gas reserves from acquisitions of approximately 166.1 Bcfe and extensions of 313.2 Bcfe (295.7 Bcfe as a result of successful drilling results on existing leases and 17.5 Bcfe related to new adjacent leases acquired in 2021). The increases were partially offset by removals and negative revisions of approximately 198.7 Bcfe related to the removal of locations in our South Texas property to increase well spacing and allow for the co-development of reservoirs. Further, SilverBow incurred approximately $58.0 million in capital expenditures (excluding acquisitions) during the year which resulted in the conversion of 123.3 Bcfe of its December 31, 2020 proved undeveloped reserves to proved developed reserves, primarily in our Artesia and Fasken fields.

The Company undertakes to include in applicable future filings expanded disclosure regarding all of the factors that contributed to revisions in the previous estimates of our total proved reserves and to the changes in our proved undeveloped reserves.

7.

We also note the change in total proved reserves attributed to extensions and discoveries of 359.4 Bcfe, for the year ended December 31, 2021, appears to be significantly greater than the corresponding change in proved undeveloped reserves of 313.2 Bcfe.

Please expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff’s attention to the expanded footnotes to the table included in the response to comment #5. Further, the Company undertakes to expand related discussion of the changes in total proved reserves attributed to extensions and discoveries in future filings. An example of the expanded disclosure in the Form 10-K on page 41 under the Proved Oil and Gas Reserves section is as follows (added disclosure is denoted by underline):

We have added proved reserves primarily through our drilling activities and acquisitions, including 359.4 Bcfe added in 2021. Of the 359.4 Bcfe of proved reserves added in 2021, 313.2 Bcfe related to proved undeveloped reserves (295.7 Bcfe as a result of successful drilling results on existing leases and 17.5 Bcfe related to new adjacent leases acquired in 2021), 30.6 Bcfe related to the drilling of exploratory wells, 10.4 Bcfe related to wells drilled on new leases and 5.2 Bcfe related to non-operated wells drilled in 2021.

*            *              *

Should you have any further questions on the above, please do not hesitate to contact me at (281) 874-2571 (direct line).

Sincerely,

/s/ Christopher M. Abundis

Christopher M. Abundis

Executive Vice President, Chief Financial Officer, General Counsel and Secretary

cc:	Annie Foley, Assistant General Counsel and Assistant Secretary

Hillary Holmes, Gibson, Dunn & Crutcher LLP

Marilyn Wilson, H. J. Gruy and Associates, Inc.